Contact

www.linkedin.com/in/ceciliaziniti (LinkedIn)

Top Skills

Intellectual Property

Patents

Courts

Certifications

CIPP/US - Certified Information Privacy Professional

Honors-Awards

Amazon Leadership Principle Award - Customer Obsession

Women Leaders in Tech Law

Cecilia Ziniti

General Counsel | Startup Operator | Investor | Advisor | Board Member
San Francisco Bay Area

Summary

Technology, startup, and legal executive with a strong track record of accelerating company and product success.

Ex-Amazon (first FT lawyer on Alexa), ex-big firm (Morrison & Foerster) builder and leader of high-performing teams and functions at multiple venture-backed companies. Agile generalist adept across the full stack of stakeholder needs. Particular expertise in complex spaces like AI/data, software, and fintech.

On the corporate and BD side, I’ve closed over $195M in venture capital funding over four rounds and served as corporate secretary to boards of directors for 18 quarters. I’ve partnered on, problem solved, and negotiated hundreds of commercial transactions across disciplines - from SaaS, to global retail distribution, to investment pools, to marketing/trademark licenses, to real estate and venture debt.

I also take seriously my roles as a cross-functional collaborator, company leader, and mentor and developer of high-performing teams. More recently, I've gotten deeply involved in the legal and tech communities including as an angel investor and advisor. I frequently speak on leadership, law, women & tech, and innovation.

Experience

Replit

General Counsel, Head of Business Development and Corporate Secretary

February 2022 - Present (3 months)

Bringing the next billion software creators online, Replit is an online software development space that 10+ million users in 80 countries use to learn, code, and create and share software. Backed by Coatue, Andreessen Horowitz, Y Combinator, and other top investors.

Stanford Continuing Studies
Instructor - Business/Tech & Law
January 2022 - Present (4 months)

BloomTech
2 years 8 months

Board Advisor
July 2021 - Present (10 months)

Advisor role providing guidance on legal and regulatory strategy.

Chief Legal Officer, General Counsel, & Corporate Secretary
January 2021 - June 2021 (6 months)

Additional responsibilities including executive sponsorship of diversity, equity, and inclusion.

General Counsel & Corporate Secretary
September 2019 - January 2021 (1 year 5 months)
San Francisco Bay Area

BloomTech is a Series C education provider backed by top investors (Gigafund, Bedrock, GV) with a regulatory-heavy business model where tuition is based on the employment of graduates. Senior executive team member responsible for legal, compliance, government affairs, and the registrar business function. Built and lead direct team from 0-6; outside counsel slate of 12-15 firms; nationwide state-by-state compliance oversight; budget of $1.5M; report to CEO.

Chief
Member
June 2021 - Present (11 months)

Chief is a network built to drive more women into positions of power and keep them there.

TechGC
Founding Member
October 2017 - Present (4 years 7 months)

Peer network of general counsels across the US. Great organization.

Ziniti Law PC
Principal | General Counsel | Consultant | Operator
July 2021 - 2022 (1 year)
San Francisco Bay Area

Outside general counsel and strategic legal services for tech companies.
Current and former clients include a unicorn health tech company, a fast-growing HR/people tech SaaS company, a consumer app developer, and a consumer learning marketplace.

Cruise
Director & Lead Counsel, Product, Regulatory & IP Legal
September 2018 - September 2019 (1 year 1 month)
San Francisco Bay Area

Backed by GM, Honda, and Softbank and valued at $31B, Cruise is building the world's best autonomous vehicle network. My team of 5 and I counseled on the product and consumer offering, navigated privacy and complex autonomous vehicle regulations, and built and protected the company's patent portfolio across hardware and software and its brand and trademarks globally.

Anki
General Counsel & Corporate Secretary
2016 - 2018 (2 years)
San Francisco Bay Area

Backed by Andreessen Horowitz and Index, Anki was a robotics and AI company that shipped 3+ million units, had annual revenue of $100 million, and employed 200 people in 5 countries. I was responsible for legal, privacy, and compliance, across functions of the company and for the board. Highlights include leading and closing multiple VC funding rounds, managing a board evolution, leading GDPR and COPPA compliance, and tripling patents. The company ceased operations post-Series D. Previously, Head of Legal & Assistant Corporate Secretary.

Amazon
3 years 4 months

Counsel, Alexa (Lead)
March 2014 - October 2016 (2 years 8 months)

First full-time lawyer on Alexa and Echo from development and beta, to launch and hyper-growth. Advised dozens of teams on hundreds of features for millions of devices. Drove and secured buy-in for legal and privacy approaches that are now category standard for smart speakers and voice services. Privacy and trust for Alexa were heralded as a key factor making Echo devices the fastest-adopted consumer electronic device ever. Also supported global expansion and developer offerings, the Alexa Skills Kit, and Alexa on third-party devices. Managed a global attorney for a subsidiary and legal professional.

Counsel, Digital Products
July 2013 - March 2014 (9 months)

Transactions and counseling for emerging products, including first-of-their-kind products, cloud services, hardware/devices, software, IoT, machine learning, and computer vision services. Also represented Amazon before the FCC on accessibility and compliance under CVAA.

Morrison & Foerster LLP
Associate
2007 - 2013 (6 years)
Palo Alto, CA

Technology transactions, litigation, and counseling for technology, internet, and software clients like Apple, Intel, Autodesk, and startups. Summer associate and clerk (billed as associate), 2007-2009.

Yahoo!
Product Management and Legal
April 2003 - August 2006 (3 years 5 months)

Developed advertiser products for Yahoo! Search, Shopping, and Local. Before that, project manager in the then-small Yahoo legal department, and part of patent prosecution team for the core Yahoo intellectual property portfolio eventually valued at $1B+ and still driving significant licensing revenue today.

Education

University of California, Berkeley - School of Law
JD

The London School of Economics and Political Science (LSE)
General Course, economics · (2000 - 2001)

Georgetown University
BS, International Economics · (2002)